                                                        Registration No. _____

    As Filed with the Securities and Exchange Commission on October 8, 1998

                                    FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                      WHICH ARE CURRENTLY ISSUING SECURITIES

                           Pursuant to Section 8(b) of the
                           Investment Company Act of 1940

                          SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                SEPARATE ACCOUNT TWO
                          (Name of Unit Investment Trust)

                          Issuer of periodic payment plan
                           certificates only for purposes
                          of information provided herein.

                    I.  ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number:

          Separate Account Two ("Separate Account"). IRS Employer Identification
          Number: The Separate Account shall report under the employer identification number of the Depositor - Royal Life Insurance Company of America ("Royal"). See item 2 below.

     (b) Furnish title of each class or series of securities issued by the trust:

          Modified Single Premium Variable Life Insurance Policies ("Policies").

2. Furnish the name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust:

          Royal Life Insurance Company of America
          P.O. Box 2999
          Hartford, Connecticut  06104


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     IRS Employer Identification Number:  13-6150240

3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          Not Applicable.

4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     No Policies are currently being distributed. When such distribution commences, Hartford Equity Securities Distribution, Inc. will be the "Principal Underwriter."

          Hartford Securities Distribution Company, Inc.
          P.O. Box 2999
          Hartford, Connecticut  06104

          IRS Employer Identification Number:  06-1408044

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Connecticut

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          The Separate Account was established pursuant to a resolution of the Board of Directors of Royal on September 1, 1998. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          There is no indenture or trust agreement. Royal, the Depositor, will perform all functions normally performed by a custodian.


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

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name never been changed, so state.

     The Separate Account has never been known by any other name.

8.   State the date on which the fiscal year of the trust ends.

     The fiscal year of the Separate Account ends on December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial in itself, is representative of, or one of, a group of which in the aggregate is material.

     There are no material legal proceedings pending.


        II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

          The Policies are of the registered type insofar as all policies are personal to the Owner, and the records concerning the Owner are maintained by Royal.

     (b)  Whether the securities are of the cumulative or distributive type.

          The Policies are of the cumulative type.


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     (c)  The rights of security holders with respect to withdrawal or redemption.

          At any time prior to the maturity date, the Owner may surrender the policy and receive the cash surrender value, provided the policy has a cash surrender value. An applicant has a limited right to return his or her policy for cancellation. Subject to applicable state regulations, if the Owner returns the policy within 10 days after delivery of the policy, Royal will return to the applicant, within 7 days thereafter, the greater of the premium paid for the Policy, or the sum of (1) the cash value on the date the returned policy is received by Royal and (2) any charges deducted under the Policy.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

          The Owner may partially or fully surrender the policy at any time. The Owner may transfer amounts among Sub-Accounts subject to restrictions.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

          The policy will remain in force until the Cash Surrender Value is insufficient to cover the Deduction Amount due on a monthly activity date. Royal will notify the owner of the deficiency in writing and will provide a 61-day grace period to pay an amount sufficient to cover the deduction amounts due. The notice will indicate the amount that must be paid.

          The policy will continue through the grace period, but if no additional premium payment is made, it will terminate at the end of the grace period. If the person insured under the policy dies during the grace period, the death benefit payable under the policy will be reduced by the deduction amounts due and unpaid.

          If the policy lapses, you may apply for reinstatement of the policy by payment of the reinstatement premium show in the policy and any applicable charges. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of the lapse, Royal will require repayment of the loan before permitting reinstatement. In addition, Royal reserves the right to require evidence of insurability satisfactory for Royal.


     (f) The substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the


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

          right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

          The underlying securities of the Separate Account currently are shares of Class IA of Hartford Advisers HLS Fund, Inc., Hartford Bond HLS Fund, Inc., Hartford Capital Appreciation HLS Fund, Inc., Hartford Dividend and Growth HLS Fund, Inc., Hartford Growth and Income HLS Fund, Inc., Hartford Index HLS Fund, Inc., Hartford International Advisors HLS, Fund, Inc., Hartford International Opportunities HLS Fund, Inc., Hartford MidCap HLS Fund, Inc., Hartford Money Market HLS Fund, Inc., Hartford Mortgage Securities HLS Fund, Inc., Hartford Small Company HLS Fund, Inc., Hartford Stock HLS Fund, Inc.

          Royal will vote shares of the Funds at regular and special meetings of the Shareholders of the Funds in accordance with instructions received from Owners having a voting interest in the Separate Account. Royal will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Royal determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

          Royal may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, Royal itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of the Funds if Royal reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Royal does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

               Notice must be given of any such proposed change.

          (2)  the terms and conditions of the securities issued by the trust.

               Notice must be given of any such proposed change.


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

          (3)  the provisions of any indenture or agreement of the trust.

               Inapplicable - there is no indenture or agreement of the trust. See answer to Item 6(b) above.

          (4)  the identity of the depositor, trustee or custodian.

               There is no provision requiring notice to Owners with respect to any change in the identity of the Separate Account's depositor. Royal's obligations under the policy, however, cannot be transferred to any other entity without notice to and consent of the Owners.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

               Consent of Owners may be required when substituting the underlying securities of the Separate Account. In addition, to substitute such securities, approval of the Securities and Exchange Commission may be required in compliance with Section 26(b) of the Investment Company Act of 1940. Hartford may, however, add additional sub-accounts (hereinafter, "Sub-Accounts") without the consent of Owners. Except as required by Federal or State law or regulation, no action will be taken by Royal which will adversely affect the rights of Owners without their consent.

          (2)  the terms and conditions of the securities issued by the trust.

               No change in the terms and conditions of the policy can be made without the consent of the Owners.

          (3)  the provisions of any indenture or agreement of the trust.

               See Item 10(g)(3) above.

          (4)  the identity of the depositor, trustee or custodian.

               There is no provision requiring consent of Owners with respect to any change in the identity of the Separate Account's depositor. Royal's obligations under the policy, however, cannot be transferred to any other entity without notice to and consent of the Owners. There is no provision requiring consent of Owners with respect to any change in the identity of the custodian.


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

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

     The policies are life insurance policies with death benefits, cash values and other traditional life insurance features. The policies are variable. Unlike the fixed benefits of ordinary whole life insurance, the account value will, and the death benefit may increase or decrease based on the investment experience of the Funds to which premium payments have been allocated. The policies are credited with Accumulation Units to calculate account values. The policies are issued on either a single life or last survivor basis. The policy permits the policy owner to pay a large single premium and, subject to restrictions, additional premiums. The policy owner may choose a minimum initial premium of 80%, 90% or 100% of the guideline single premium, based on the face amount.

     While in force, the policy provides for the payment of the death proceeds to the named beneficiary when the insured dies. The death proceeds payable to the beneficiary equal the death benefit leas any loans outstanding. The death benefit equals the greater of (1) the face amount or (2) the account value multiplied by a specified percentage. The percentages vary according to the attained age of the insured and are specified in the policy. Therefore, an increase in account value may increase the death benefit. However, because the death benefit will never be less than the face amount, a decrease in account value may decrease the death benefit but never below the face amount.


INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

     The securities held in the Separate Account will be shares of registered, open-end diversified management investment companies (the "Funds") described below.

     HARTFORD ADVISERS HLS FUND

     Seeks maximum long-term total rate of return by investing in common stocks and other equity securities, bonds and other debt securities, and money market instruments.

     HARTFORD BOND HLS FUND

          Seeks maximum current income consistent with preservation of capital by investing primarily in fixed-income securities. Up to 20% of the total assets of this Fund may be


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

     invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Fund's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford Bond Fund - Investment Policies."

     HARTFORD CAPITAL APPRECIATION HLS FUND

     Seeks growth of capital by investing in equity securities selected solely on the basis of potential for capital appreciation.

     HARTFORD DIVIDEND AND GROWTH HLS FUND

     Seeks a high level of current income consistent with growth of capital and reasonable investment risk.

     HARTFORD GLOBAL LEADERS HLS FUND

     Seeks growth of capital by investing primarily in equity securities issued by U.S. companies and non-U.S. companies.

     HARTFORD GROWTH AND INCOME HLS FUND

     Seeks growth of capital and current income by investing primarily in equity securities with earnings growth potential and steady or rising dividends.

     HARTFORD HIGH YIELD HLS FUND

     Seeks high current income by investing in non-investment grade fixed-income securities. Growth of capital is a secondary objective.

     HARTFORD INDEX HLS FUND

     Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*

     HARTFORD INTERNATIONAL ADVISERS HLS FUND

     Seeks maximum long-term total return consistent with prudent investment risk by investing in a portfolio of equity, debt and money market securities. Securities in which the Fund invests primarily will be denominated in non-U.S. currencies and will be traded in non-U.S. markets.

     HARTFORD INTERNATIONAL OPPORTUNITIES HLS FUND

     Seeks growth of capital by investing primarily in equity securities issued by non-U.S. companies.

     HARTFORD MIDCAP HLS FUND

     Seeks to achieve long-term capital growth through capital appreciation by investing primarily in equity securities.

     HARTFORD MORTGAGE SECURITIES HLS FUND

     Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

     HARTFORD SMALL COMPANY HLS FUND

     Seeks growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

     HARTFORD STOCK HLS FUND

     Seeks long-term growth by investing primarily in equity securities.

     HARTFORD MONEY MARKET HLS FUND

     Seeks maximum current income consistent with liquidity and preservation of capital.


12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of Company.

          The Hartford Funds: the Hartford Advisers HLS Fund, Inc., Hartford Bond HLS Fund, Inc. Hartford Capital Appreciation HLS Fund, Inc. Hartford Dividend and Growth HLS Fund, Inc. Hartford Global Leaders HLS Fund, Inc. Hartford Growth and Income HLS Fund, Inc. Hartford High Yield HLS Fund, Inc. Hartford Index

          HLS Fund, Inc. Hartford International Advisors HLS Fund, Inc. Hartford International Opportunities HLS Fund, Inc., Hartford MidCap HLS Fund, Inc. Hartford Mortgage Securities HLS Fund, Inc. Hartford Small Company HLS Fund, Inc. Hartford Money Market HLS Fund, Inc. Hartford HLS Stock Fund, Inc.

     (b)  Name and principal business address of depositor.

          Not Applicable.

     (c)  Name and principal business address of trustee or custodian.

          Not applicable.

     (d)  Name and principal business address of principal underwriter.

          Not applicable.

     (e) The period during which the securities of such Company have been the underlying securities.

          No underlying securities have been acquired by the Separate Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense or charge;

          (B)  the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

     (1)  Principal payments

          On the Policy Date and on each Monthly Activity Date, Royal will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata from each Sub-Account. The Deduction Amount includes a cost of insurance charge, a Tax Expense charge under Option 1, an administrative charge and a mortality and expense risk charge. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Policy may lapse.

          If the Account Value on a Policy Anniversary or on any date the Policy is surrendered is less than $50,000, Royal will deduct an annual maintenance fee of $30.

          The Policy Owner may pay certain deductions and charges by electing one of two available options at the time the Policy is issued.
          Once elected, the Policy Owner Options cannot be changed:

          Under Option 1: A Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .90% in Policy Years I through 10 and at an annual rate of .50% in Policy Years 11 and beyond.

          A Tax Expense charge is also deducted monthly at an annual rate of .40% for the first 10 Policy Years. An Unamortized Tax charge is imposed during the first 9 Policy Years on surrenders or partial surrenders.

          Under Option 2: a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond. A Tax Expense charge is deducted from any Premium payment in all Policy Years at an annual rate of 4.0%.

          Royal may set up a provision for income taxes against the assets of the Separate Account.

          Upon surrender of the Policy and partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed.


          (B)  See (A), above.

          (C)  See (A), above.

          (D)  See (A), above


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

(2)  Underlying Securities

                           ANNUAL FUND OPERATING EXPENSES
                          (as a percentage of net assets)

      ----------------------------------------------------------------------------------------
                                                                 Other
                                                                 Expenses
                                                  Management     (absent any
                                                  Fees (absent   expense          Total Fund
                                                  any fee        reimburse-       Operating
                                                  waivers)       ments)           Expenses(1)
      ----------------------------------------------------------------------------------------
      Hartford Bond Fund                          0.505%         0.017%           0.522%
      ----------------------------------------------------------------------------------------
      Hartford Stock Fund                         0.458%         0.013%           0.471%
      ----------------------------------------------------------------------------------------
      Hartford Money Market Fund                  0.450%         0.017%           0.467%
      ----------------------------------------------------------------------------------------
      Hartford Advisers Fund                      0.635%         0.014%           0.648%
      ----------------------------------------------------------------------------------------
      Hartford Capital Appreciation Fund          0.641%         0.015%           0.656%
      ----------------------------------------------------------------------------------------
      Hartford Mortgage Securities Fund           0.450%         0.030%           0.480%
      ----------------------------------------------------------------------------------------
      Hartford Index Fund                         0.400%         0.015%           0.415%
      ----------------------------------------------------------------------------------------
      Hartford International Opportunities Fund   0.699%         0.081%           0.780%
      ----------------------------------------------------------------------------------------
      Hartford Dividend & Growth Fund             0.662%         0.011%           0.673%
      ----------------------------------------------------------------------------------------
      Hartford International Advisers Fund        0.775%         0.094%           0.869%
      ----------------------------------------------------------------------------------------
      Hartford Small Company Fund                 0.772%         0.017%           0.789%
      ----------------------------------------------------------------------------------------
      Hartford MidCap Fund                        0.775%         0.071%           0.846%
      ----------------------------------------------------------------------------------------
      Hartford Global Leaders (2)                 0.750%         0.200%           0.950%
      ----------------------------------------------------------------------------------------
      Hartford Growth and Income Fund (2)         0.750%         0.150%           0.900%
      ----------------------------------------------------------------------------------------
      Hartford High Yield Fund (2)                0.750%         0.150%           0.900%
      ----------------------------------------------------------------------------------------

      (1) Management Fees generally represent the fees paid to the investment adviser or its affiliate for investment and administrative services provided. Other Expenses are expenses (other than Management Fees) which are deducted from the fund including legal, accounting and custodian fees. For a complete description of the nature of the services provided in consideration of the operating expenses deducted, please see the Fund prospectuses.

      (2) Hartford Global Leaders Fund, Hartford High Yield Fund, and Hartford Growth and Income Fund are new Funds. "Total Fund Operating Expenses" are based on annualized estimates of such expenses to be incurred in the current fiscal year. HL Investement Advisors, Inc. has agreed to waive its fees for these until the assets of the Funds (excluding assets contributed by companies affiliated with HL Investments Advisors, Inc.) reach $20 million. After this waiver, the Management Fee and Total Fund Operating Expenses would be:

     All Management fees are paid to the Funds' Investment Manager, HL Investment Advisors, Inc.

     (3)  Distributions.

          None with respect to distributions on death of the insured.

     (4)  Cumulated or reinvested distributions or income.

          All investment income and other distributions are reinvested in the Fund shares at net asset value.

     (5)  Redeemed or liquidated assets.

          Upon surrender of the policy or partial surrenders in excess of the annual withdrawal amount, a surrender charge may be assessed. In policy years 1 through 3, the charge is 7.5% of the surrendered account value attributable to premiums paid. In policy years 4 through 5, this charge is 6%. In policy years 6 through 7, the charge is 4%. In policy years 8 through 9, the charge is 2%. After the ninth policy year there is no charge. The surrender charge is imposed to cover a portion of the sales expense incurred by Royal in distributing the policies. This expense includes agent commissions, advertising and printing of prospectuses. If the account value on the date the policy is surrendered is less than $50,000, Royal will deduct an annual maintenance fee of $30. This fee will help reimburse for administrative and maintenance costs of the policies.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

          See response to Item 13(a)(1).

     (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

          (1) The policy has no front end sales load. A surrender charge of no more than 7.5% may be deducted from amounts surrendered.


          (2)  Same as above.

     (d) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          Royal does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. However, if Royal incurs income taxes attributable to the Separate Account or determines that such taxes may be incurred, it may assess a charge for taxes against the Separate Account.

     (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          Neither Royal, principal underwriter nor custodian of the Separate Account nor any affiliated person of the foregoing, may receive any profit or any other benefit not included in answer to Item 13(a) or 13(d) through the sale or purchase of the policy or Fund shares.

     (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not Applicable.

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     If an applicant wishes to purchase a Policy, the applicant must submit an application to Royal. A Policy will be issued only on the lives of Insureds age 90 and under who supply evidence of insurability satisfactory to Royal. Acceptance is subject to Royal's underwriting rules and Royal reserves the right to reject an application for any reason. No change in the terms or conditions of a Policy will be made without your consent.

     The Policy will be effective on the Policy Date only after Royal has received all outstanding delivery requirements and received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, E.G., Monthly Activity Date, Policy Months and Policy Years. The Policy Date may be prior to, or the same as, the date the Policy is issued ("Issue Date").

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Within three business days of receipt of a completed application and the initial premium payment at Royal's Home Office, Royal will allocate the entire premium payment to the Hartford Money Market Sub-Account. After the expiration of the right to cancel period, the Account Value in Hartford Money Market Sub-Account will be allocated among the Funds in whole percentages to purchase Accumulation Units in the applicable Sub-Accounts as you direct in the application. Premiums received on or after the expiration of the right to cancel period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by you or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Policy (including the initial allocation to Hartford Money Market Sub-Account) will be determined first by multiplying the premium payment by the percentage to be allocated to each Fund to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the premium payment.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     See item 15, above.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          A policy owner may elect, by written request, to make surrenders form the cash surrender value. The cash surrender value, after a partial surrender, must at least equal Royal's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The surrender will be deducted pro rata from each Sub-Account, unless the policy owner instructs otherwise. The face amount will be reduced proportionate to the reduction in the account value due to the partial surrender.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Royal is required to honor withdrawal requests as described in Items 10(c) and 17(a). With respect to the Separate Account's underlying securities, the Funds are required to redeem their shares at net asset value and to make payment therefor within seven (7) days.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

          When cash values under a policy are surrendered, those securities are cancelled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          All income and other distributable funds of the Separate Account are reinvested in Fund shares and are added to the assets of the Separate Account.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not Applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

          There are no reserves currently established in the Separate Account.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three (3) years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          No distributions have been made. The Separate Account has not commenced operations.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Royal will undertake all administration with respect to the policies and the Separate Account including making and maintaining all records relating to Owner accounts and providing reports to Owners.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

          See Item 10(g)(3) above.

     (b)  The extension or termination of such indenture or agreement.

          Not Applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          Royal performs all functions customarily performed by a custodian or trustee. The Separate Account shall continue until the Separate Account's assets have been completely distributed or liquidated and the proceeds of the liquidation distributed by Royal to Owners.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

          Not Applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations, and functions.

          See Item 20(c).

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

          See Item 20(c).

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

          An Owner may obtain a cash loan from Royal. The aggregate loans may not exceed 90% of the cash value.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

          An Owner may obtain a cash loan from Royal. The aggregate loans may not exceed 90% of the cash value.

          The amount of the loan will be transferred on a pro rata form each Sub-Account attributable to the policy (unless policy owner specifies otherwise) to the loan account. The amount allocated to the loan account will earn interest of 4% per annum (6% for preferred loans). The amount of the loan account that equals the difference between the cash value and the total of all premium paid under the policy is considered a preferred loan.


     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

          Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     A blanket fidelity bond has been issued by Aetna Casualty and Surety Company in the aggregate of $50,000,000 covering the officers, directors and employees of Hartford and affiliated companies.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee, or custodian not stated on Item 10 or Items 14 to 23, inclusive.

     The policy may be assigned as collateral for a loan or other obligation. The policy owner may change the Beneficiary (unless irrevocably named) during the lifetime of the Insureds by written request to Royal.

          III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     Royal was originally incorporated in Connecticut in 1963 as a stock life insurance company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

          Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

          See Item 13(a).

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of the circumstances surrounding such cessation.

     Royal conducts a life insurance business. Royal is licensed to conduct a life and health insurance business, both ordinary and group in all states, except New York and Hawaii.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practical date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          (1)  Officers and directors names - see table below.

               The address for all officers and directors is:

               P.O. Box 2999
               Hartford, CT  06104

          (2)  Relationship - See table below.

          (3) No officer or director owns 5% or more of the outstanding voting securities of the depositor.

          (4)  Ownership of Trust

               Not Applicable.

          (5) Positions of officers and directors with other companies - see table below.

          (6) Royal is a stock life insurance company ultimately owned by Hartford Financial Services Group, Inc., a Delaware corporation. Hartford is a subsidiary of Hartford Fire Insurance Company.

     (b) Furnish a brief statement of the business experience during the last five (5) years of each officer, director or partner of the depositor.

          The following are the officers and directors of Royal:


-------------------------------------------------------------------------------------------------------------------------
                                                                       OTHER BUSINESS PROFESSION, VOCATION OR
                                   POSITION WITH ROYAL, YEAR OF        EMPLOYMENT FOR PAST FIVE YEARS; OTHER
NAME, AGE                          ELECTION                            DIRECTORSHIPS
-----------------------------------------------------------------------------------------------------------------------------
Gregory A. Boyko, 47               Senior Vice President, 1998         Vice President and Controller (1995-
                                   Treasurer                           1997), Hartford Life Insurance Company
                                   Director                            (Hartford); Director (1997-Present);
                                                                       Senior Vice President (1997-Present),
                                                                       Chief Financial Officer & Treasurer
                                                                       (1997-1998); Vice President & Controller
                                                                       (1995-1997), Hartford Life and Accident
                                                                       Insurance Company; Senior Vice President,
                                                                       Chief Financial Officer & Treasurer (1997-
                                                                       Present), Hartford Life, Inc.; Chief
                                                                       Financial Officer (1994-1995), IMG American
                                                                       Life; Senior Vice President (1992-1994),
                                                                       Connecticut Mutual Life Insurance Company.
-----------------------------------------------------------------------------------------------------------------------------
Lynda Godkin, 44                   Senior Vice President, 1998         Associate General Counsel (1995-1996);
                                   Corporate Secretary                 Assistant General Counsel and Secretary
                                   Director                            (1994-1995); Counsel (1990-1994), Hartford;
                                                                       Director (1997-Present); Senior Vice President
                                                                       (1997-Present); General Counsel (1996-Present);
                                                                       Corporate Secretary (1995-Present); Associate
                                                                       General Counsel (1995-1996); Assistant General
                                                                       Counsel and Secretary (1994-1995); Counsel (1990-
                                                                       1994), Hartford Life and Accident Insurance
                                                                       Company; Vice President and General Counsel (1997-
                                                                       Present), Hartford Life, Inc.
-----------------------------------------------------------------------------------------------------------------------------
John P. Ginnetti, 52               Director, 1998                      Senior Vice President - Individual Life and
                                                                       Annuity Division (1988-1994), Hartford; Director
                                                                       (1998-Present); Executive Vice President & Director,
                                                                       Asset Management Services (1994-Present); Senior
                                                                       Vice
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                       President - Individual Life and Annuity Division
                                                                       (1988-1994), Hartford Life and Accident Insurance
                                                                       Company; Executive Vice President, Asset
                                                                       Management, Hartford Life, Inc. (1997-Present).
-----------------------------------------------------------------------------------------------------------------------------
Thomas M. Marra, 39                Director, 1998                      Senior Vice President (1994-1995); Vice President
                                                                       (1989-1994); Actuary (1987-1995), Hartford;
                                                                       Director (1994-Present); Executive Vice President
                                                                       (1995-Present); Senior Vice President (1994-1995);
                                                                       Director, Individual Life and Annuity Division
                                                                       (1994-Present); Actuary (1987-1997), Hartford Life
                                                                       and Accident Insurance Company; Executive Vice
                                                                       President, Individual Life and Annuities (1997-
                                                                       Present), Hartford Life, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Charles F. Shabunia, 51            Vice President, 1998                Assistant Vice President, Hartford (1977-Present)
                                   Controller
-----------------------------------------------------------------------------------------------------------------------------
Lowndes A. Smith, 58               President, 1998                     Chief Operating Officer (1989-1997), Hartford;
                                   Director                            Director (1981-Present); President (1989-Present);
                                                                       Chief Executive Officer (1997-Present); Chief
                                                                       Operating Officer (1989-1997), Hartford Life and
                                                                       Accident Insurance Company; Chief Executive Officer
                                                                       and President and Director (1997-Present), Hartford
                                                                       Life, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Raymond P. Welnicki, 49            Director, 1998                      Vice President (1993-1994), Hartford; Director
                                                                       (1994-Present); Senior Vice President (1995-Present);
                                                                       Director, Employee Benefit Division (1997-Present);
                                                                       Vice President (1993-1995), Hartford Life and
                                                                       Accident Insurance Company; Senior Vice President,
                                                                       Employee Benefits (1997-Present), Hartford Life,
                                                                       Inc.; Board of Directors, Ethix Corp.
-----------------------------------------------------------------------------------------------------------------------------
Lizabeth Zlatkus, 39               Director, 1998                      Vice President (1994-1997); Assistant Vice President
                                                                       (1992-1994), Hartford; Director (1994-Present);
                                                                       Senior Vice President (1997-Present); Vice President
                                                                       (1994-1997); Assistant Vice President (1992-1994),
                                                                       Hartford Life and Accident Insurance Company; Vice
                                                                       President, Group Life and Disability (1997-Present),
                                                                       Hartford Life, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Craig R. Raymond, 37               Senior Vice President, 1998         Vice President (1993-1997); Assistant Vice
                                   Chief Actuary                       President (1992-1993); Actuary (1990-1994), Hartford;
                                                                       Senior Vice
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                       President (1997-Present); Chief Actuary (1995-
                                                                       Present); Vice President (1993-1997); Actuary (1990-
                                                                       1995), Hartford Life and Accident Insurance Company;
                                                                       Vice President and Chief Actuary (1997-Present),
                                                                       Hartford Life, Inc.
-----------------------------------------------------------------------------------------------------------------------------


 * Denotes date of election to Board of Directors of Royal.
** Affiliated Company of The Hartford Financial Services Group, Inc.

     Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five (5%) or more of the outstanding voting securities of the depositor.

     Royal is ultimately controlled by Hartford Financial Services Group, Inc., a Delaware corporation.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Item 28, 29 and 42, who directly or indirectly controls the depositor.

     None.

COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

          Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

          Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

          Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

COMPENSATION OF DIRECTORS OF DEPOSITOR

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors:

          Not applicable, see Item 31.

     (b)  indirectly, or through subsidiaries, to directors:

          Not applicable, see Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable, see Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales manager, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

          Not applicable, see Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Item 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable, see Item 31.


                    IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     No sales of the Policies have been made or are currently being made. It is presently proposed to sell the Policies in the states where Royal is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937 any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reasons given for denial.

          Not Applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937 the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body.

          (2)  Date of revocation.

          (3)  Brief statement of reason given for revocation.

          Not Applicable

38. (a) Furnish a general description of the method of distribution of securities of the trust.

          Royal intends to sell the Policies in all jurisdictions where it is licensed to do business. The Policies will be sold by life insurance sales representatives who represent Royal and who are registered representatives of Hartford Securities Distribution, Inc. ("HSD"). Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and state laws. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HSD is the principal underwriter for the Policies.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          Royal intends to execute an agreement between Hartford Securities Distribution, Inc. and Royal whereby the underwriter will distribute the Policies.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

          See Exhibit A(3)(c).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

          The Principal Underwriter is a corporation organized under the laws of the state of Connecticut on August 24, 1994.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

          The Policies are not currently being distributed. However, the Principal Underwriter is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

          Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1)  The nature of such fee or participation.

          (2)  The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

          Not Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

          The principal underwriter is registered as a broker-dealer with the NASD and acts as the principal underwriter for numerous separate accounts of affiliates of Royal.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the names and residence address of the person in charge of such office.

          Not Applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

          Not Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

     Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not Applicable.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          Premiums to be allocated to the Separate Account will be invested at net asset value in any of the Funds in accordance with the selection made by the Owner. Allocations are then made among the Investment Divisions of the Separate Account.

          The Sub-Account Value will fluctuate in accordance with the Sub-Account results of the Sub-Account Divisions. The Sub-Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the policy in each Sub-Account Division as of the Valuation Day by the then Accumulation Unit Value of that Sub-Account Division and then summing the result for all the Sub-Account Divisions credited to the policy and the value of the amounts transferred to the loan accounts.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

          No policies have been offered for sale to the public.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of person other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

          Not applicable

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statement filed herewith:

     (a)  by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.

     (c)  reason for suspension.

     (d)  period during which suspension was in effect.

     Not Applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The sources of quotations used to determine the value of portfolio securities.

               Provided by the custodian for the Fund and will be used to value Accumulation Units issued with respect to each of the respective Investment Divisions of the Separate Account.

          (2)  Whether opening, closing, bid, asked or any other price is used.

               Net Asset Value is used.

          (3)  Whether price is as of the day of sale or as of any other time.

               As of the next Valuation Day.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               See Items 13(d), 17(a) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               See above.

          (6)  Whether adjustments are made for fractions.

               Not Applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

          As of the date hereof, no Individual Policies have been offered for sale.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interest in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     No person maintains a position in the underlying securities held in the Separate Account. Any of the Fund shares tendered for redemption will be redeemed at their per share net asset value. Reference is made to Item 46 for a description of the redemption procedure. Redeemed Fund shares are cancelled and may not be reissued. The method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46.


                 V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

     (a)  Name and principal business address.

          Royal will perform all functions normally performed by a custodian. Its address is:

          Royal Life Insurance Company of America
          P.O. Box 2999
          Hartford, Connecticut  06104

     (b)  Form of organization.

          Royal is a corporation.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

          Royal Life Insurance Company was originally incorporated under the laws of Connecticut on September 16, 1963.

     (d)  Name of governmental supervising or examining authority.

          Royal as an insurance company is subject to regulation by the Connecticut Insurance Department.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

     Not Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Neither Royal nor any other person may create a lien on the assets of the registrant Separate Account.


           VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

          Royal Life Insurance Company of America
          P.O. Box 2999
          Hartford, CT  06104

     (b)  The types of policies and whether individual or group policies.

          The Policies are modified single premium variable life insurance policies and are issued on a individual basis to eligible persons.

     (c)  The types of risks insured and excluded.

          No other benefits are provided through the Separate Account. A death benefit is payable to the beneficiary upon the death of the insured person. There are no exclusions.

     (d)  The coverage of policies.

          See paragraph (c) of this item.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

          The recipient of the benefits of the insurance undertakings described in Item 51(c) is the Beneficiary. There is no limitation on the use of the proceeds.

     (f)  The terms and manner of cancellation and of reinstatement.

          The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in effect.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

          See Item 13(a) for the information on the amount and method of assessing the charges for the insurance undertakings described in
          Item 51(b).

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          Not Applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each person and the amount involved, and the nature of the services rendered therefor.

          No person other than Royal receives the amounts deducted for:
          (1) cost of insurance; (2) administration and other expenses;
          (3) state premium tax and federal taxes; and (4) mortality and expense risks.

          Royal may reinsure all or a portion of the risk and would pay a reinsurance premium for such reinsurance.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          Not Applicable.


                             VII.  POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

          Royal may not substitute another security for the underlying securities of the trust without notice to and consent by Owners and unless the Securities and Exchange Commission shall have approved such substitution.

     (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

          Not Applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;

               Shares of another Fund may be substituted for those of any of the current Funds if shares of any of these Funds are no longer available for investment, or if, in the judgment of Royal's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Policies.

          (2) the type of securities which may be substituted for any underlying security;

               Shares of another Fund.

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

               The method of substitution, as described in 52(a), would not result in the concentration of investment in a particular industry or group of industries or would conform to such a policy.

          (4) whether such substituted securities may be the securities of another investment company; and

               See Item 52(a)

          (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

               See Item 52(a).

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such:

          None.

REGULATED INVESTMENT COMPANY

53.  (a)  State the taxable status of the trust.

          Royal is taxed as a life insurance company under the Code. Since the Separate Account is not a separate entity from Royal and its operations form a part of Royal, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

          Not Applicable.


                    VIII.  FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate of the type currently being sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not Applicable.

56. If the trust is the issuer of the periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently issued by the trust.

     Not Applicable.

57. If the trust is the issuer of periodic payment certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificates outstanding as at the latest practicable date.

     Not Applicable.

59.  Financial Statements:

FINANCIAL STATEMENTS OF THE TRUST

     No financial statements are filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense. Financial statements will be included in an Amended Registration Statement listed on Form S-6 filed by the registrant pursuant to the Securities Act of 1933.

FINANCIAL STATEMENT OF THE DEPOSITOR

     The financial statements of Royal will be included in an Amended Registration Statement on Form S-6 filed by the registrant pursuant to the Securities Act of 1933.

                                      EXHIBITS

A.   (1)       Resolution of Board of Directors of Hartford authorizing the establishment of Separate Account Two.*

     (2)       Not applicable.

     (3)(a)    Principal Underwriting Agreement will be filed by amendment 1.**

     (3)(b)    Form of Selling Agreements.**

     (3)(c)    Not Applicable.

     (4)       Not Applicable.

     (5) Form of Individual Modified Single Premium Variable Life Insurance Policy.*

     (6)(a)    Charter of Royal.*

     (6)(b)    Bylaws of Royal.*

     (7)       Not Applicable.

     (8)       Not Applicable.

     (9)       Not Applicable.

     (10) Form of Application of Modified Single Premium Variable Life Insurance Policies.*

B.   (1)       Not Applicable.

     (2)       Not Applicable.

C.             Not Applicable.

-----------------------

(*) Incorporated by reference to the Registration Statement of Form S-6 of Separate Account Two, filed contemporaneously with the Securities and Exchange Commission.

(**) To be filed by amendment.

                                     SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor/Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Simsbury and State of Connecticut on the 8th day of October, 1998.




(Seal)                                             Royal Life Insurance Company of America -
                                                   Separate Account Two
                                                   (Registrant)

                                                   By:  Royal Life Insurance Company of America
                                                             (Sponsor/Depositor)

Attest: /s/ Thomas S. Clark                        By: /s/ Lynda Godkin
        ------------------------------                 ------------------------------
        Thomas S. Clark                                Lynda Godkin
        Attorney                                       Senior Vice President, General Counsel
                                                       and Corporate Secretary










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